

Mail Stop 4631

April 21, 2010

Mr. Patrick W. Cavanaugh
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re:** **Form 10-K for the Fiscal Year Ended October 3, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 2, 2010**
> **Definitive Proxy Statement on Schedule 14A filed January 19, 2010**
> **File No. 001-10684**

Dear Mr. Cavanaugh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant